STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street

 P.O. Box 679

Reading, PA  19603
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:	(610) 478-2254
Email:	ssg@stevenslee.com
Direct Fax:	(610) 371-1228

May 22, 2014

VIA EDGAR

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Eclair Holdings Company
Amendment No. 3 to Registration Statement on Form S-4
Filed April 21, 2014
File No. 333-192086

Dear Mr. Kluck:

We enclose herewith, on behalf of Eclair Holdings Company (“ERI” or the “Company”), clean and marked copies of Amendment No. 4 to the Registration Statement on Form S-4 (“Amendment No. 4”), together with responses to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) in its comment letter dated May 9, 2014.  Amendment No. 4 incorporates responses to the Staff’s comments.  Below we have noted the Staff’s comments in italics face type and the responses of the Company in regular type.

General

1.                          We have considered your responses to comments 1 and 2 in our letter dated April 16, 2014.  It appears that the decision between Eldorado and its members to approve the merger, per your response, and receive new shares in connection with the merger, constitutes an offer and sale under the Securities Act.  Refer to Rule 145 of the Securities Act.  As such, please provide us the legal basis pursuant to which this transaction was exempt from registration.  Alternatively, explain why the approval of the transactions by a majority of the members of Eldorado does not constitute an offer and sale.  We may have further comments.

Philadelphia    •    Reading    •    Valley Forge    •    Lehigh Valley    •    Harrisburg    •    Lancaster    •    Scranton

Wilkes-Barre       •       Princeton       •       Cherry Hill        •       New York        •       Wilmington

A PROFESSIONAL CORPORATION

Response:                                        The approval of the merger and issuance of shares of ERI common stock to each of the members of Eldorado HoldCo LLC (“Eldorado”) is exempt from registration as a private placement pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, which provides an exemption from registration for “transactions by an issuer not involving any public offering.” The legal basis for concluding that the Section 4(a)(2) exemption is available is founded on well-established Commission guidelines.  Factors supporting this conclusion include (i) Eldorado has only ten members, each of which is an “accredited investor” as defined in Rule 501 under the Securities Act, (ii) all of the members have a pre-existing interest in Eldorado and access to company representatives, certified financial statements and other relevant information, (iii) two members (Recreational Enterprises, Inc. and Hotel Casino Management, Inc.) held (and continue to hold) the 65% supermajority of voting power that was required to approve the merger transactions, (iv) the merger transactions were approved at a special meeting on September 5, 2013 by all of the members present, who together constituted approximately 95.7% of the total outstanding voting power of the members (the remaining 4.3% belonged to a single member who was unable to attend the meeting), (v) no general solicitation or advertising was made in connection with the special meeting, (vi) all of the Eldorado members will receive “restricted securities” upon consummation of the merger transactions, and (vii) such shares are not being acquired with a view to distribution.

In response to the Staff’s comment, we are withdrawing from registration those shares of ERI common stock to be issued to the members of Eldorado in connection with the Eldorado merger, as reflected in the fee table on the cover page of Amendment No. 4.

The Mergers

Merger Consideration; Conversion of Shares and Membership Interests

The MTR Merger

Conversion of MTR Common Stock in the MTR Merger, page 149

2.                          We note from your disclosure in the Recent Development section on page 25, that MTR received unsolicited proposals including a strategic buyer’s proposal of a per share price of $5.69 for MTR shares.  Please expand your disclosure to briefly explain whether such proposals factored into the $0.90 per share increase in the merger consideration under your arrangement with Eldorado.  Please also describe other factors considered that resulted in the per share value adjustment.

Response:                                        The Company has expanded its disclosure on page 25 to address the fact that amendment to the merger agreement was in response to the proposals submitted by JEI and Company Z.

The Eldorado Merger, page 150

3.                          We note your revised disclosure in response to comment 5 in our letter dated April 16, 2014.  Please tell us whether, as part of the negotiations in connection with the merger, the parties agreed to a range or an approximation of the Company Debt in determining the value of the outstanding Eldorado shares.

Response:                                        The Company has expanded its disclosure on page 133 to address the fact that the parties had not agreed to a range or an approximation of the Company Debt of Eldorado or Silver Legacy in connection with the negotiation of the merger agreement.

Description of ERI Capital Stock, page 186

4.                          We note your response to comment 9 of our letter dated April 16, 2014 and we reissue in part our prior comment.  For each beneficial owner that is listed as a company or entity in the tables on pages 188 and 205, please provide the name(s) of the natural person(s) with voting or dispositive control over the company’s securities.

Response:                                        The Company has revised its disclosure on pages 188 through 190 to include the names of those natural persons with voting or dispositive control over securities.  The Company has cross-referenced this information below the table beginning on page 171.

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If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (610) 478-2254.

Very truly yours,

STEVENS & LEE

/s/ Sunjeet S. Gill
Sunjeet S. Gill

Enclosures

cc:	Jerard Gibson (Attorney-Advisor)
Jessica Barberich (Assistant Chief Accountant)
Mark Rakip (Staff Accountant)
Gary L. Carano
Thomas Diehl
Kenneth J. Baronsky
Deborah J. Conrad
David W. Swartz